SATELLITE

06016221

RECEIVED

2006 AUG 22 A 10: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 10, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 048/2006 and SSA 497/2006**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2006
2. Submission of the Reviewed Financial Statements for the Second quarter of Year 2006.

Date: August 10, 2006

Attachment: Submission of the Reviewed Financial Statements for the Second quarter of Year 2006 and Management's Discussion and Analysis for the Second quarter of Year 2006.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2006

SSA-CP 048/2006

August 10, 2006

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2006

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited at its Meeting No. 5/2006 on August 10, 2006 at the Thaicom 3 Meeting Room , 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, adopted the following resolutions

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No.4 /2006 held on May 10, 2006 be certified.

2. RESOLVED THAT the balance sheets, profit and loss statement, and cash flow statements of the second quarter of 2006 ended of May 30, 2006 be approved.

3. RESOLVED THAT the appointment of Mr. Somprasong Boonyachai to be the Director, as proposed by the Nomination Committee, to replace Dr. Nongluck Phinainitisart who resigned from the Board effective on 11 August 2006 be approved .

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2006

Ref No. SSA 497/2006

10 August 2006

Subject: Submission of the Reviewed Financial Statements for the Second quarter of Year 2006

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter of year 2006, ended June 30, 2006 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the second quarter of year 2006 of Baht 1,756 million and consolidated net loss for second quarter of year 2006 of Baht 34 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the second quarter of year 2006 amounted to Baht 1,756 million, a decrease of Baht 1,001 million or 36.3% over the same period last year (Baht 2,757 million). This was due to:
   - the one-time recognition of revenue from Thaicom 3 proceeds of Baht 1,083 million, which was the non-recurring item in the second quarter of 2005, whereas this revenue was nil in this quarter.
   - a decrease in revenue from IPSTAR according to a decline in the sales of IPSTAR User Terminal (UT). However, the Company had revenue from transponder leasing on Thaicom 4 (IPSTAR) after its commencement in December 2005, while the same period last year was nil. Additionally, conventional transponder leasing revenue increased due to a rise in the utilization for broadcasting services. Revenue from transponder services for the second quarter 2006 was Baht 849 million, a decrease of Baht 286 million or 25.2% compared to Baht 1,135 million in the same period previous year;
   - prepaid mobile subscribers has increased substantially from last year. Revenue from telephone business for the second quarter of year 2006 was Baht 595 million, increased by Baht 121 million or 25.5% over the same period last year. (Baht 474 million);
   - a small increase in the number of Internet subscribers of Camshin and LTC. Revenue from the Internet service business for second quarter of year 2006 amounted to Baht 19 million an increase of Baht 4 million or 26.7% over the second quarter year 2005 (Baht 15 million).

- gained Baht 146 million from foreign exchange in the second quarter 2006, while gaining Baht 35 million in the same period previous year. This was due to the appreciation of Thai Baht.
- Share of net results from investments for the second quarter of 2006 was Baht 20 million, up from Baht 10 million in the same period last year.

2. The Company's consolidated expenses for the second quarter 2006 amounted to Baht 1,656 million, a decrease of Baht 77 million or 4.4% over the same period last year (Baht 1,733 million). This was due to:

   - an impairment loss of the Thaicom 3 satellite of Baht 400 million, which was a non recurring item, was recorded in the second quarter of 2005. This expense was nil in this quarter.
   - Cost of sales and service for the second quarter 2006 amounted to Baht 1,366 million, an increase of Baht 295 million or 27.5% over the same period last year (Baht 1,071 million). This increase was attributable to;
     - an increase in the cost associated with transponder business. This was due to an increase in the depreciation of Thaicom 3 satellite resulted from its shorter useful life and an increase in the cost of providing the Thaicom 4 (IPSTAR) sevices such as depreciation cost, revenue sharing cost and In-orbit insurance cost;
     - an increase in the cost associated with the telephone business caused by an increase in amortization of telecommunications equipment and increased electricity cost as a result of the expansion of telephone network;
     - an increase in the cost associated with Internet business which was in line with an increase in revenue.
   - Selling and administrative expense for the second quarter of 2006 was Baht 290 million, an increase of Baht 28 million or 10.7% compared to Baht 262 million in the second quarter year 2005. This was because of an increase in the amortization of IPSTAR funding cost which started amortizing after the operation of Thaicom 4 satellite.

3. The Company's consolidated interest expense for the second quarter year 2006 amounted to Baht 221 million, an increase of Baht 179 million or 426.2% over the same period in 2005. (Baht 42 million) This was due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005.

4. In consequence of the early adoption of the accounting for deferred income taxes, the company recognized the future tax benefit arising from losses carried forward that would be reduce tax base in the future as a Income tax receivable of Baht 88 million in the second quarter of 2006. Moreover, the Company also has to restate the income tax payable for the second quarter of 2005 to decrease from Baht 407 million to Baht 275 million.

I. Overview

Revenue of 1H/06 surges 12.8%

Shin Satellite Plc's consolidated sales and service income for the first six months increased by 12.8% over the same period last year due to a significant growth in the telephone business as well as a gradual growth in the Satellite business, while its consolidated sales and service revenue for Q2/2006 dropped by 9.9% from the Q2/2005. This was because of lower than anticipated UT sales. However, revenue from the telephone business enjoyed an increase of 25.4% over the same quarter last year owing to significant growth in the number of telephone users in both Cambodia and Laos. The Company recorded a gain on exchange of Baht 146 million for Q2/2006 that resulted from a continuation of the Baht appreciation.

The Company reported a net loss of Baht 34 million for Q2/2006, a steady improvement on the Baht 58 million net loss in Q1/2006. Though the Company had an adjusted net profit of Baht 705 million for the same period last year, the net loss is still largely due to the heavy depreciation costs arising from Thaicom 4, all of which is a non-cash item. The net loss of for the first six months of 2006 was Baht 92 million (1H/2005: Baht 894 million).

Other reasons for this comparative difference between Q2/2005 and Q2/2006 comes from the one-time recognition of revenue from Thaicom 3 insurance proceeds of Baht 1,083 million in Q2/2005 together with the adoption of deferred tax policy resulted in an increase of Baht 123 million in net profit of Q2/2005.

CSL announced it would pay a dividend of Baht 0.60 per share for the performance of the first six months of 2006 thus the Company will receive a dividend of Baht 150 million, in line with its 40.02% ownership.

II. Business Summary

Transponder leasing and related business

Successful launch of Thaicom 5 in May 2006

The Thaicom 5 satellite was launch successfully on May 28, 2006 and complete testing in orbit on July 12, 2006. The Company completed transfer of all customers from Thaicom 3 to Thaicom 5 on July 13th. Besides the existing customers transferred from Thaicom 3, the Company has also served its the first new customer, Nepal Television Corporation.

In May 2006, the seventh IPSTAR gateway was officially opened in Beijing, China. It is the first true broadband satellite gateway in the country. It is currently being used for demonstrations of the efficacy of IPSTAR. Moreover, in June, the Company introduced two new IPSTAR service innovations 1) Mobile VSAT Vehicle (MVV). This innovative vehicle, based on a modified pickup truck, is designed to offer customers truly cost-effective Satellite News Gathering (SNG), which is fine for broadcasters as well as military and disaster relief organizations. 2) iCON Consumer Series. This is the new version of IPSTAR User Terminal with higher efficiency and lower cost.

Telephone Business

Reach 851,208 telephone subscribers

Because of the growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q2/2006, LTC and Camshin have 562,484 and 288,724 subscribers, respectively, an increase of 44% and 40% over the same period in 2005.

In June 2006, the Cambodian government agreed to reduce the specific tax rate from April 2005 – March 2006 from 10% to 2% and presently the rate stands at 3%.

III. Consolidated Operating Results

Accounting policy

Early adoption of accounting for deferred taxes

With the purpose of presenting the results of operation that reflect a future tax benefit/obligation arise from an operation of current period, in 2006, the Company commenced the application of a new accounting policy for deferred tax following TGAAP number 56: Accounting for Income Taxes, before it becomes effective on January 1, 2007. The implication of the deferred tax is:

- The Company has to recognize deferred tax assets or deferred tax liabilities when they see temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statement. The principal temporary differences arise from depreciation on the assets under concession; depreciation on the property, plant and equipment, allowance for doubtful debts, provision for various liabilities, tax losses carried forward and differences between fair value of the net assets acquired and their tax base.
- The Company is strongly confident they will have a taxable profit in the future so that a benefit on temporary differences can be utilized.

Because of the adoption of deferred taxes, the Company restated financial figures presented in the Balance sheet as at December 31, 2005 and in the Income statement for Q2/2005, as follows:

Consolidated F/S Unit: million Baht	Adjustment	Before Adjustment	Adjustment Amount	After Adjustment
Balance sheet As at Dec 31,05	Investments – equity method	780	52	832
	Deferred tax asset	-	243	243
	Adjustment on assets		*295*	
	Deferred tax liability	-	74	74
	Adjustment on liability		*74*	
	Cumulative foreign currency translation adjustment	(126)	(3)	(129)
	Unappropriated retained earnings	3,313	224	3,538
	Adjustment on equity		*221*	
Income statement Q2/2005	Share of net results from investment – equity method	19	(9)	10
	Income tax	(407)	132	(275)
	Net profit	582	123	705
	Adjustment on Income statement		*123*	

Selected financial information on SATTEL

THB in Million	Amount			Change		Amount		Change
	Q2/06	Q1/06	Q2/05 (Restated)	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Sales and service income	1,463	1,755	1,624	-16.6	-9.9	3,218	2,853	12.8
Share of net results from associate	20	25	10	-20.0	100	45	21	114.3
Cost of sales and services	1,366	1,564	1,071	-12.7	27.5	2,930	1,886	55.4
SG&A expenses	290	281	262	3.2	10.7	571	436	31.0
EBIT*	(193)	(90)	291	NA	-166.3	(283)	531	-153.3
EBITDA**	596	689	636	-13.5	-6.3	1,285	1,199	7.2
Net profit	(34)	(58)	705	NA	-104.8	(92)	894	-110.3
EPS (Baht)	(0.03)	(0.05)	0.75	NA	-104.0	(0.08)	0.98	-108.2

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Consolidated sales and service income for Q2/2006 was Baht 1,463 million, a decrease of Baht 161 million, or 9.9%, compared to Baht 1,624 million in Q2/2005 and a decrease of Baht 292 million or 16.6% from last quarter. This resulted from a decrease in revenue from satellite and related services. However, consolidated sales and service income for 1H/2006 increased by 12.8% to Baht 3,218 million from Baht 2,853 million for the same period last year.

Sales and service income	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Transponder and related	849	1,153	1,135	-26.4	-25.2	2,002	1,890	5.9
Telephone	595	582	474	2.2	25.5	1,177	931	26.4
Internet	19	20	15	-5.0	26.7	39	32	21.9
Total	**1,463**	**1,755**	**1,624**	**-16.6**	**-9.9**	**3,218**	**2,853**	**12.8**

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q2/2006 was Baht 849 million, a decrease of Baht 286 million or 25.2% compared to Baht 1,135 million for the same period last year and decreased by Baht 304 million or 26.4% from last quarter.

Transponder and related	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Thaicom 1A, 2, 3 and Related	634	645	600	-1.7	5.7	1,279	1,177	8.7
IPSTAR	215	508	535	-57.7	-59.8	723	713	1.4
Total	**849**	**1,153**	**1,135**	**-26.4**	**-25.2**	**2,002**	**1,890**	**5.9**

Revenue from the Thaicom conventional satellite business for Q2/2006 was Baht 634 million, an increase of Baht 34 million or 5.7%, from Baht 600 million in Q2/2005 but it experienced a decrease of Baht 11 million or 1.7% from previous quarter. Conventional Thaicom utilization rate has risen from time to time owing to a demand for broadcasting in South Asia e.g. India and Pakistan and in Indochina e.g. Vietnam Laos and Thailand. Nevertheless, the continued appreciation of the Thai Baht has an effect on this quarter's revenue, which increased slightly from the same quarter last year and dropped from last quarter even though there was a significant rise in transponder utilization.

IPSTAR service revenue was Baht 215 million in Q2/2006, a decrease of Baht 320 million or 59.8% compared to Baht 535 million in the same period last year and a decrease of Baht 293 million or 57.7% from last quarter. This was substantially because the Company sold only 2,788 UTs in this quarter compared to 11,134 UTs in Q1/2006 and 8,136 UTs in Q2/2005. The decline in UT sales caused by the customers requiring an amount of time to deploy UTs they bought in last quarter before ordering a new lot. This situation should correct itself in the third quarter. However, the Company had revenue from transponder leasing on Thaicom 4 (IPSTAR) while the same period last year was nil.

Telephone Network Services

Because of the growth of mobile prepaid subscribers, revenue from the telephone network business in Q2/2006 was Baht 595 million, an increase of Baht 121 million, or 25.5%, compared to Baht 474 million in Q2/2005 and increased by Baht 13 million or 2.2% from the previous quarter.

Internet Services

Revenue from the Internet business in Q2/2006 was Baht 19 million, up from Baht 15 million in Q2/2005 and slightly decreased from last quarter.

Cost of Sales and service

The Company reported total costs for Q2/2006 of Baht 1,366 million, an increase of Baht 295 million or 27.5% compared to Baht 1,071 million in Q2/2005 because of an increase in the cost of providing transponder leasing and related services and the cost of providing telephone services. However total costs decreased by Baht 198 million or 12.7% from last quarter from a drop in costs relating to satellite services.

Total costs for 1H/2006 were Baht 2,930 million, 55.4% increase from the same period due to a rise in the cost of satellite services.

Cost of Sales and services	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Transponder and related	1,038	1,273	792	-18.5	31.1	2,310	1,366	69.1
Telephone	304	273	261	11.4	16.5	578	488	18.4
Internet	24	18	17	33.3	41.2	42	31	35.5
Total	**1,366**	**1,564**	**1,071**	**-12.7**	**27.5**	**2,930**	**1,886**	**55.4**

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 1,038 million, an increase of 31.1% from Baht 792 million in the same period last year. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets as well as an increase in Thaicom 3's amortization following its shorter useful life.

Costs relating to transponder leasing and related services dropped 18.5% from the previous quarter due to a decrease in cost of UT sales, which was in accordance with a decline in its sales volume.

Transponder and related	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Thaicom 1A, 2, 3 and Related	435	463	376	-6.0	15.7	897	746	20.2
IPSTAR	603	810	416	-25.6	45.0	1,413	620	127.9
Total	**1,038**	**1,273**	**792**	**-18.5**	**31.1**	**2,310**	**1,366**	**69.1**

- There was a Baht 59 million or 15.7% increase in the cost relating to the Thaicom conventional satellites and related business from the same quarter last year, because of higher amortization of the Thaicom 3 satellite of Baht 78 million, due to its shorter useful life offset by a decrease in cost of in-orbit insurance.
- A Baht 187 million or 45.0% increase in the cost of providing IPSTAR services from Q2/2005, caused by an increase in the cost relating to the Thaicom 4 satellite that commenced service in December 2005. For instance, the amortization of the Thaicom 4 satellite and its ground equipment of Baht 320 million; revenue sharing to MICT of Baht 12 million and in-orbit insurance cost for Thaicom 4 of Baht 70 million. These costs were nil in the same period last year.

Telephone Network Services

Costs relating to the telephone business for Q2/2006 amounted to Baht 304 million, an increase of 16.5% from Baht 261 million for Q2/2005 and increased by 11.4% from last quarter. This was due to an increase in an amortization of the telephone network, a rise in revenue sharing to the Cambodian government and increased electricity cost, over the same period last year following its telephone network expansion to serve increasing demand of the number of telephone users

Internet Services

Cost relating to the Internet business in Q2/2006 was Baht 24 million, an increase by Baht 7 million from Baht 17 million for Q2/2005 and went up by Baht 6 million from last quarter.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 290 million in Q2/2006, an increase of Baht 28 million, or 10.7% compared to Baht 262 million in Q2/2005. This was because the Company recorded an amortization cost of IPSTAR funding of Baht 36 million in this quarter. The company amortizes IPSTAR funding costs by using the straight line method over the loan repayment period. This was offset by a decline in the provision for an obsolete stock. SG&A increased slightly, compared to the last quarter.

Interest Expense

426.2% increase in interest expenses for IPSTAR project

Interest expense was Baht 221 million, an increase of Baht 179 million, or 426.2%, compared to Baht 42 million in Q2/2005 due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005 and remained the same as last quarter.

Gain on Exchange Rate

Because of the strengthening of the Thai Baht during April - June 2006, the Company reported a gain of Baht 146 million from foreign exchange in Q2/2006, while it recorded a gain of Baht 35 million in the same period the previous year.

Other Income

The Company recognized other income of Baht 126 million in this quarter (Q2/2005: Baht 5 million), which resulted from two major reasons. Firstly, the Cambodian government lowered the specific tax rate for the period April 2005 – March 2006 from 10% to 2% then Camshin recorded the discount (of Baht 77 million) as Other Income. Secondly, SATTEL recognized proceeds of Baht 38 million from funds deposited in an Escrow account following the approval by the Ministry of Information and Communications (MICT) allowing the Company to utilize such amount for the construction of the Thaicom 5 satellite.

Share of net results from investment – equity method

Because of the adoption of deferred tax, the share of net results from investment for Q2/2005 was restated and reduced from Baht 19 million to Baht 10 million.

The share of net results from investment was Baht 20 million in Q2/2006. This was an increase from the same period last year, due to CSL's fully-consolidated operating results from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd. (TMC), from 63.25% to 100% since Q3/2005, as well as the growth of its internet business.

The share of net results from investment fell about Baht 5 million from last quarter, reflecting a drop in CSL's net profit, which caused by an increase in TMC's marketing expenses, including TV advertising in order to focus on the image of the company and its products for both old and new customers. In addition, TMC is hoping to stimulate the quantity of use by customers in the future.

Income Tax Expense

Because of the early adoption of accounting for deferred income taxes, the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 88 million in Q2/2006. Moreover, the Company also has to restate the income tax payable for Q2/2005, to decrease from Baht 407 million to Baht 275 million.

IV. Financial Position

Due to the implementation of accounting for deferred income taxes, total assets as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of Q2/2006, the Company reported total assets of Baht 34,579 million, an increase from the end of 2005 of Baht 596 million, or 1.8%. This was caused by an increase in the assets under construction of Thaicom 5 and investment in the expansion of the telephone networks in Cambodia and Laos. CSL's net assets were presented as an investment in an associate.

SATTEL's Asset Components

Asset	June 30, 2006		December 31, 2005	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,270	6.6	3,221	9.5
Investment in associates	795	2.3	832	2.4
PP&E Net	10,621	30.7	8,242	24.3
PP&E under the concession agreement, net	18,285	52.9	19,312	56.8

Liquidity

At the end of Q2/2006, the Company had a current ratio of 0.34 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 240 million in the current portion of long-term loans for the IPSTAR and Thaicom 5 projects while it's a drop in cash balance amounted around Baht 365 million from the end of last year due to the principle repayment of IPSTAR loan.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the implementation of the accounting for income taxes, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figures of Baht 780 million. At the end of Q2/2006, the Company's "investment in associate" was Baht 795 million, decrease from the end of 2005, reflecting a proportionate recognition of CSL's net profit for the first six months of 2006 amounted to Baht 45 million offset by a dividend paid of Baht 82 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q2/2006 was Baht 10,621 million, an increase of Baht 2,379 million from Baht 8,242 million at the end of last year. This was because the additional capital expenditure for the Thaicom 5 project was recorded. Note that after launching and in-orbit testing of the Thaicom 5 satellite on July 12, 2006, the Company transferred the title of the satellite to the Ministry of Information and Technology and the investment in Thaicom 5 project was transferred and recorded under PPE under concession.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q2/2006 was Baht 18,285 million, a decrease from Baht 19,312 million at the end of 2005. This was mainly due to the amortization of Baht 1,032 million.

Borrowing and Shareholders' equity

The Company's net borrowing at the end of Q2/2006 was Baht 17,850 million, an increase of Baht 716 million from Baht 17,134 million at the end of 2005. This was because of the loan drawdown for the Thaicom 5 project and the repayment of the long-term loans for IPSTAR as well as the repayment of the long-term loans for telephone network expansion in Cambodia.

According to the execution of deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 13,634 million at the end of Q2/2006, down from the end of last year, reflecting net loss for the first six months of 2006 of Baht 92 million as well as an increase in the loss from foreign currency translation adjustment of Baht 78 million.

Net borrowing to equity at the end of Q2/2006 was 1.31 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5 and receiving support from financial institutions.

Cash flow

The Company's cash flow from operations for 1H/2006 was Baht 1,643 million. Net cash outflow used for investing activities was Baht 2,894 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Parts of these projects receive support from financial institutions. The Company has drawn Baht 2,146 million loans from financial institutions to support Thaicom 5. In addition, long-term loans of Baht 1,286 million were repaid which mainly consisted of the loan for the IPSTAR project. Thus, the Company had net cash inflow from financing activities for Q2/2006 of Baht 886 million.

The Company had ending cash of Baht 312 million on June 30, 2006.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2006, and the related consolidated and company statements of income for three-month and six-month periods ended 30 June 2006 and 2005, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2006 and 2005 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2005 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2006. The consolidated and company balance sheets as at 31 December 2005, presented for comparative purposes, are part of the consolidated and company financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
10 August 2006

	Notes	Consolidated Unaudited 30 June 2006 Baht '000	Consolidated Audited 31 December 2005 Restated Baht '000	Company Unaudited 30 June 2006 Baht '000	Company Audited 31 December 2005 Restated Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		311,815	677,138	68,422	409,077
Trade accounts receivable and accrued income, net	5	1,115,389	1,203,152	986,708	1,053,894
Amounts due from related parties	15	23,602	591	17,964	15,323
Dividend receivable from a subsidiary	15	-	-	22,904	-
Short-term loans and advances to related parties	15	19	19	9,880	2,858
Inventories, net		470,404	605,545	423,430	538,807
Foreign currency forward contracts receivable, net	14	9,950	241,090	9,950	241,090
Prepaid insurance		113,804	201,105	113,249	198,788
Other current assets, net	15	225,294	292,757	193,615	195,263
Total current assets		2,270,277	3,221,397	1,846,122	2,655,100
Non-current assets					
Investments - equity method	6	794,608	832,445	2,554,285	2,295,895
Long-term loan to another company	7	21,565	25,180	21,565	25,180
Long-term loan to a related party	15	-	-	127,961	128,326
Property and equipment, net	8	10,621,112	8,241,775	6,168,035	3,925,106
Property and equipment under concession agreement, net	8	18,284,569	19,311,883	18,284,569	19,311,883
Deferred charges, net	8	58,288	59,474	15,084	9,007
Intangible assets, net	8	1,424,696	1,477,523	1,248,093	1,282,415
Deferred tax assets	9	456,560	242,716	431,237	242,716
Other non-current assets, net		647,031	570,216	632,384	554,990
Total non-current assets		32,308,429	30,761,212	29,483,213	27,775,518
Total assets		34,578,706	33,982,609	31,329,335	30,430,618

Director__________________ Director__________________

Date __________________

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 30 June 2006	Audited 31 December 2005 Restated	Unaudited 30 June 2006	Audited 31 December 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	10	-	38,000	-	-
Trade accounts payable	15	541,434	582,608	261,428	345,645
Accounts payable - property and equipment	15	1,077,734	1,215,421	560,199	613,286
Amounts due to related parties	15	18,203	17,094	17,921	16,778
Current portion of long-term borrowings, net	10	3,015,442	2,775,966	2,611,478	2,275,672
Current portion of foreign currency forward contracts payable, net	14	702,119	112,859	702,119	112,859
Advance receipts from customers	15	384,526	156,770	314,713	65,196
Accrued concession fee		366,597	163,762	274,174	102,439
Accrued expenses	15	158,929	160,424	108,217	96,179
Accrued income tax		51,944	38,853	-	-
Other current liabilities		347,156	329,067	122,377	125,649
Total current liabilities		6,664,084	5,590,824	4,972,626	3,753,703
Non-current liabilities					
Foreign currency forward contracts payable, net	14	-	6,726	-	6,726
Long-term borrowings, net	10	14,142,719	14,441,500	12,622,799	12,807,884
Net liabilities in subsidiaries	6	-	-	102,975	52,494
Deferred tax liabilities	9	82,875	74,318	-	-
Other non-current liabilities	15	54,670	63,952	52,007	62,409
Total non-current liabilities		14,280,264	14,586,496	12,777,781	12,929,513
Total liabilities		20,944,348	20,177,320	17,750,407	16,683,216

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2006	2005	2006	2005
			Restated		Restated
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Shareholders' equity					
Authorised share capital -	11				
ordinary shares		5,660,411	5,606,283	5,660,411	5,606,283
Issued and paid-up share capital -					
ordinary shares		5,454,535	5,453,789	5,454,535	5,453,789
Premium on share capital	11	4,295,556	4,295,365	4,295,556	4,295,365
Advanced receipts for share subscription	11	1,018	-	1,018	-
Unrealised cumulative gains on dilution					
of investment in subsidiary		376,225	376,225	376,225	376,225
Cumulative foreign currency					
translation adjustment		(207,102)	(128,855)	(207,102)	(128,855)
Retained earnings					
Appropriated					
Legal reserve		213,506	213,506	213,506	213,506
Unappropriated		3,445,190	3,537,372	3,445,190	3,537,372
Total parent's shareholders' equity		13,578,928	13,747,402	13,578,928	13,747,402
Minority interests		55,430	57,887	-	-
Total shareholder's equity		13,634,358	13,805,289	13,578,928	13,747,402
Total liabilities and shareholders' equity		34,578,706	33,982,609	31,329,335	30,430,618

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 30 June 2006	Unaudited 30 June 2005 Restated	Unaudited 30 June 2006	Unaudited 30 June 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	15				
Revenues from sales and services		1,463,334	1,623,992	845,905	1,144,953
Revenue from insurance compensation		-	1,082,654	-	1,082,654
Other income		126,018	4,809	73,003	8,989
Gain on foreign exchange		146,281	34,927	133,988	53,796
Share of net results from investments - equity method		20,000	10,463	218,253	34,189
Total revenues		1,755,633	2,756,845	1,271,149	2,324,581
EXPENSES	15				
Cost of sales and services		1,253,924	968,296	922,295	698,629
Concession fee		112,328	103,250	94,740	89,053
Selling and administrative expenses		288,763	260,421	198,248	185,307
Impairment loss of equipment under concession agreements		-	400,000	-	400,000
Directors' remuneration		1,424	1,313	1,250	1,127
Total expenses		1,656,439	1,733,280	1,216,533	1,374,116
Profit before interest expense and income tax		99,194	1,023,565	54,616	950,465
Interest expense		(220,733)	(42,251)	(191,482)	(11,847)
Income tax	13	87,805	(274,788)	102,886	(233,559)
Profit (loss) before minority interests		(33,734)	706,526	(33,980)	705,059
Loss attributable to minority interests		(246)	(1,467)	-	-
Net profit (loss) for the period		(33,980)	705,059	(33,980)	705,059
Basic earnings (loss) per share (Baht)	4	(0.03)	0.76	(0.03)	0.76
Diluted earnings (loss) per share (Baht)	4	(0.03)	0.75	(0.03)	0.75

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 30 June 2006	Unaudited 30 June 2005 Restated	Unaudited 30 June 2006	Unaudited 30 June 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	15				
Revenues from sales and services		3,218,334	2,853,435	2,006,983	1,912,207
Revenue from insurance compensation		-	1,082,654	-	1,082,654
Other income		130,635	45,938	82,037	54,534
Gain on foreign exchange		331,831	35,527	304,540	53,516
Share of net results from investments - equity method	6	44,696	20,539	362,494	134,838
Total revenues		3,725,496	4,038,093	2,756,054	3,237,749
EXPENSES	15				
Cost of sales and services		2,698,463	1,680,193	2,077,098	1,176,122
Concession fee		231,357	205,863	195,735	177,480
Selling and administrative expenses		567,761	432,911	379,836	293,390
Impairment loss of equipment under concession agreements		-	400,000	-	400,000
Directors' remuneration		3,049	3,193	2,695	2,830
Total expenses		3,500,630	2,722,160	2,655,364	2,049,822
Profit before interest expense and income tax		224,866	1,315,933	100,690	1,187,927
Interest expense		(441,582)	(83,231)	(381,393)	(24,583)
Income tax	13	126,104	(336,397)	188,521	(269,694)
Profit (loss) before minority interests		(90,612)	896,305	(92,182)	893,650
Loss attributable to minority interests		(1,570)	(2,655)	-	-
Net profit (loss) for the period		(92,182)	893,650	(92,182)	893,650
Basic earnings (loss) per share (Baht)	4	(0.08)	0.99	(0.08)	0.99
Diluted earnings (loss) per share (Baht)	4	(0.08)	0.98	(0.08)	0.98

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2006 and 2005

		Consolidated (Baht '000)								
	Notes	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Advanced receipts for share subscription (Note 11)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005										
- as previously reported		4,384,409	2,198,395	-	376,225	(186,948)	153,120	2,166,390	72,527	9,164,118
Prior period adjustment	2	-	-	-	-	-	-	94,399	-	94,399
Opening balance at 1 January 2005 - as restated		4,384,409	2,198,395	-	376,225	(186,948)	153,120	2,260,789	72,527	9,258,517
Increase in share capital during the period		1,051,113	2,071,461	-	-	-	-	-	-	3,122,574
Advanced receipts for share subscription		-	-	44,394	-	-	-	-	-	44,394
Foreign currency translation adjustments		-	-	-	-	70,404	-	-	-	70,404
Net profit for the period		-	-	-	-	-	-	893,650	-	893,650
Decrease in minority interests during the period		-	-	-	-	-	-	-	(15,174)	(15,174)
Closing balance as at 30 June 2005		5,435,522	4,269,856	44,394	376,225	(116,544)	153,120	3,154,439	57,353	13,374,365
Opening balance at 1 January 2006										
- as previously reported		5,453,789	4,295,365	-	376,225	(126,355)	213,506	3,313,713	57,887	13,584,130
Prior period adjustment	2	-	-	-	-	(2,500)	-	223,659	-	221,159
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	-	376,225	(128,855)	213,506	3,537,372	57,887	13,805,289
Increase in share capital during the period	11	746	191	-	-	-	-	-	-	937
Advanced receipts for share subscription	11	-	-	1,018	-	-	-	-	-	1,018
Foreign currency translation adjustments		-	-	-	-	(78,247)	-	-	-	(78,247)
Net loss for the period		-	-	-	-	-	-	(92,182)	-	(92,182)
Decrease in minority interests during the period		-	-	-	-	-	-	-	(2,457)	(2,457)
Closing balance as at 30 June 2006		5,454,535	4,295,556	1,018	376,225	(207,102)	213,506	3,445,190	55,430	13,634,358

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2006 and 2005

		Company (Baht '000)								
	Notes	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Advanced receipts for share subscription (Note 11)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005										
- as previously reported		4,384,409	2,198,395	-	376,225	(186,948)	153,120	2,166,390	-	9,091,591
Prior period adjustment	2	-	-	-	-	-	-	94,399	-	94,399
Opening balance at 1 January 2005 - as restated		4,384,409	2,198,395	-	376,225	(186,948)	153,120	2,260,789	-	9,185,990
Increase in share capital during the period		1,051,113	2,071,461	-	-	-	-	-	-	3,122,574
Advanced receipts for share subscription		-	-	44,394	-	-	-	-	-	44,394
Foreign currency translation adjustments		-	-	-	-	70,404	-	-	-	70,404
Net profit for the period		-	-	-	-	-	-	893,650	-	893,650
Closing balance as at 30 June 2005		5,435,522	4,269,856	44,394	376,225	(116,544)	153,120	3,154,439	-	13,317,012
Opening balance at 1 January 2006										
- as previously reported		5,453,789	4,295,365	-	376,225	(126,355)	213,506	3,313,713	-	13,526,243
Prior period adjustment	2	-	-	-	-	(2,500)	-	223,659	-	221,159
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	-	376,225	(128,855)	213,506	3,537,372	-	13,747,402
Increase in share capital during the period	11	746	191	-	-	-	-	-	-	937
Advanced receipts for share subscription	11	-	-	1,018	-	-	-	-	-	1,018
Foreign currency translation adjustments		-	-	-	-	(78,247)	-	-	-	(78,247)
Net loss for the period		-	-	-	-	-	-	(92,182)	-	(92,182)
Closing balance as at 30 June 2006		5,454,535	4,295,556	1,018	376,225	(207,102)	213,506	3,445,190	-	13,578,928

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 30 June 2006	Unaudited 30 June 2005 Restated	Unaudited 30 June 2006	Unaudited 30 June 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	12	1,642,716	885,047	915,471	456,804
Cash flows from investing activities					
Payments for short-term investment		-	(414,363)	-	(414,363)
Repayment of share capital to minority interests of a subsidiary		-	(20,812)	-	-
Short-term loans and advance to related parties	15 d	-	(19)	(7,379)	(12,940)
Long-term loans to a related party	15 e	-	-	(8,642)	-
Payments for property and equipment		(2,965,761)	(3,223,808)	(2,474,610)	(2,963,027)
Payments for property and equipment under conssession agreements	8	(5,038)	-	(5,038)	-
Payments for intangible assets		(8,220)	(577)	(8,220)	(577)
Payments for deferred charges		-	(5,009)	-	(5,009)
Receipts dividend from a subsidiary and an associate	6b	82,533	62,525	53,435	-
Proceeds from sales of property and equipment		2,176	804	2,176	139
Net cash payments from investing activities		(2,894,310)	(3,601,259)	(2,448,278)	(3,395,777)
Cash flows from financing activities					
Proceeds from increase in share capital	11	937	3,122,574	937	3,122,574
Proceeds from advanced receipts for share subscription	11	1,018	44,394	1,018	44,394
Proceeds from short-term borrowings	10	19,500	177,000	-	70,000
Proceeds from long-term borrowings, net of financial expenses		2,189,408	1,742,739	2,145,820	1,703,134
Repayments of short-term borrowings	10	(57,500)	(1,122,000)	-	(970,000)
Repayments of long-term borrowings	10	(1,267,642)	(173,663)	(956,173)	(299)
Net cash receipts from financing activities		885,721	3,791,044	1,191,602	3,969,803

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 30 June 2006	Unaudited 30 June 2005 Restated	Unaudited 30 June 2006	Unaudited 30 June 2005 Restated
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		(365,873)	1,074,832	(341,205)	1,030,830
Cash and cash equivalents, opening balance		677,138	992,899	409,077	680,234
Effects of exchange rate changes		550	(3,317)	550	(3,317)
Cash and cash equivalents, closing balance		311,815	2,064,414	68,422	1,707,747

Supplementary information for cash flows:

Interest paid		448,680	306,165	387,997	250,282
Income tax paid		107,384	165,134	42,541	114,276

Non-cash transactions

Acquisitions of property and equipment by debts		384,758	380,101	329,237	183,519
Change the status of accounts payable - equipment to borrowings	10	143,183	-	-	-

The notes to the interim consolidated and company financial statements on pages 11 to 45 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act, B.E. 2535.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively referred to as "the Group".

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

Costs that are incurred unevenly during the financial year are recognised as expenses or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the six-month period ended 30 June 2006.

These consolidated and company financial statements were authorised for issue by the Board of Directors on 10 August 2006.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

2 Significant accounting policies

The accounting policies used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except as discussed below.

The Group and the Company has early adopted Thai Accounting Standard No. 56, Accounting for Income Taxes, in the first quarter of 2006, prior to its effective date, The Group and the Company has restated the comparative prior period's financial statements retrospectively, as if the income tax accounting policy had always been in use. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effects of the application of this standard to the balance sheet as of 31 December 2005 and the statement of income for the six-month period ended 30 June 2005 are as follows:

	Restated	
	Consolidated Baht'000	Company Baht'000
Balance Sheets as at 31 December 2005		
Increase in deferred tax assets	242,716	242,716
Increase in deferred tax liabilities	74,318	-
Increase/(Decrease) in investment in equity method (Note 6)	52,761	(74,318)
Decrease in net liabilities in subsidiaries	-	(52,761)
Shareholders' equity		
- Increase in retained earnings carried forward	223,659	223,659
- Increase in retained earnings brought forward	94,399	94,399
- Decrease in foreign currency translation adjustments	(2,500)	(2,500)
Statement of Income for the three-month period ended 30 June 2005		
Decrease in share of net results from investments - equity method	(9,185)	(16,672)
Decrease in income tax	(131,889)	(139,376)
Increase in profit	122,704	122,704
Increase in basic and diluted earnings per share (Baht)	0.13	0.13
Statement of Income for the six-month period ended 30 June 2005		
Decrease in share of net results from investments - equity method	(12,318)	(26,562)
Decrease in income tax	(122,597)	(136,841)
Increase in profit	110,279	110,279
Increase in basic and diluted earnings per share (Baht)	0.12	0.12

Accounting policy - income tax

The Group and the Company recognised deferred income tax in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The tax rate at the balance sheet date was used to calculate the deferred income tax.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

3 Segment information

Financial information by business segment

	For the three-month period ended 30 June 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	859,617	20,687	594,849	4,065	(15,884)	1,463,334
Share of net results from associate	-	20,000	-	-	-	20,000
Total revenues	859,617	40,687	594,849	4,065	(15,884)	1,483,334
Segment results	(389,198)	13,453	178,878	471	23,291	(173,105)
Operating loss						(173,105)

	For the three-month period ended 30 June 2005 (Baht '000) - Restated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	1,151,281	17,895	471,504	13,217	(29,905)	1,623,992
Revenue from insurance compensation	1,082,654	-	-	-	-	1,082,654
Share of net results from associate	-	10,463	-	-	-	10,463
Total revenues	2,233,935	28,358	471,504	13,217	(29,905)	2,717,109
Segment results	837,097	6,305	129,248	4,767	6,412	983,829
Operating profit						983,829

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

3 **Segment information** (Continued)

Financial information by business segment (Continued)

	For the six-month period ended 30 June 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	2,028,519	40,860	1,176,622	13,264	(40,931)	3,218,334
Share of net results from associate	-	44,696	-	-	-	44,696
Total revenues	2,028,519	85,556	1,176,622	13,264	(40,931)	3,263,030
Segment results	(705,806)	37,268	396,386	4,912	29,640	(237,600)
Operating loss						(237,600)

	For the six-month period ended 30 June 2005 (Baht '000) - Restated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	1,922,757	32,051	931,438	18,363	(51,174)	2,853,435
Revenue from insurance compensation	1,082,654	-	-	-	-	1,082,654
Share of net results from associate	-	20,539	-	-	-	20,539
Total revenues	3,005,411	52,590	931,438	18,363	(51,174)	3,956,628
Segment results	918,423	16,851	284,194	7,900	7,100	1,234,468
Operating profit						1,234,468

Thailand is the home country of the parent company, and is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

4 Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and the six-month period ended 30 June 2006.

Basic and diluted earnings (loss) per share are as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
For the three-month periods ended 30 June				
Net profit (loss) for the period (Baht '000)				
- As previously reported	(33,980)	582,355	(33,980)	582,355
- Prior period adjustment	-	122,704	-	122,704
- As restated	(33,980)	705,059	(33,980)	705,059
Weighted average number of shares ('000 shares)	1,090,805	930,557	1,090,805	930,557
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III , IV and V)	2,588	7,497	2,588	7,497
Dilutive potential ordinary shares ('000 shares)	1,093,393	938,054	1,093,393	938,054
Basic earnings (loss) per share (Baht)	(0.03)	0.76	(0.03)	0.76
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III , IV and V)	-	(0.01)	-	(0.01)
Diluted earnings (loss) per share (Baht)	(0.03)	0.75	(0.03)	0.75

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
For the six-month periods ended 30 June				
Net profit (loss) for the period (Baht '000)				
- As previously reported	(92,182)	783,371	(92,182)	783,371
- Prior period adjustment	-	110,279	-	110,279
- As restated	(92,182)	893,650	(92,182)	893,650
Weighted average number of shares ('000 shares)	1,090,782	904,059	1,090,782	904,059
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III , IV and V)	2,776	8,311	2,776	8,311
Dilutive potential ordinary shares ('000 shares)	1,093,558	912,370	1,093,558	912,370
Basic earnings (loss) per share (Baht)	(0.08)	0.99	(0.08)	0.99
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III , IV and V)	-	(0.01)	-	(0.01)
Diluted earnings (loss) per share (Baht)	(0.08)	0.98	(0.08)	0.98

SHIN SATELLITE

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Trade accounts receivable				
-Third parties	1,353,008	1,335,194	837,609	871,742
-Related parties (Note 15)	29,870	76,599	168,707	145,086
Accrued income				
-Third parties	172,686	266,965	170,926	259,653
-Related parties (Note 15)	18,345	11,795	21,794	15,863
Total trade accounts receivable and accrued income	1,573,909	1,690,553	1,199,036	1,292,344
Less Allowance for doubtful accounts	(458,520)	(487,401)	(212,328)	(238,450)
Total trade accounts receivable and accrued income, net	1,115,389	1,203,152	986,708	1,053,894

Outstanding trade accounts receivable - third parties as at 30 June 2006 and 31 December 2005 can be aged as follows:

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Current	249,193	152,808	152,973	113,998
Overdue less than 3 months	157,762	135,149	107,310	100,024
Overdue 3-6 months	77,899	260,341	40,557	176,321
Overdue 6-12 months	164,556	93,824	147,359	74,871
Overdue over 12 months	703,598	693,072	389,410	406,528
	1,353,008	1,335,194	837,609	871,742
Less Allowance for doubtful accounts - third parties	(458,520)	(487,401)	(212,328)	(238,450)
Total trade accounts receivable - third parties, net	894,488	847,793	625,281	633,292

6 Investments - equity method

a) Investments - equity method as at 30 June 2006 and 31 December 2005 are as follows:

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Restated Baht '000	30 June 2006 Baht '000	31 December 2005 Restated Baht '000
Investments in subsidiaries	-	-	2,451,310	2,243,401
Investments in associate	794,608	832,445	-	-
Total investments	794,608	832,445	2,451,310	2,243,401
Presentation in the balance sheet as follows:				
Investments - equity method (Note 6d)	794,608	832,445	2,554,285	2,295,895
Net liabilities in subsidiaries (Note 6f)	-	-	(102,975)	(52,494)
Total investments	794,608	832,445	2,451,310	2,243,401

b) Movements in investments - equity method for the six-month periods ended 30 June 2006 and 2005 comprise:

	Consolidated		Company	
Transactions during the six-month periods ended	30 June 2006 Baht '000	30 June 2005 Restated Baht '000	30 June 2006 Baht '000	30 June 2005 Restated Baht '000
Opening net book value				
- As previously reported	779,684	758,890	2,264,958	1,829,602
- Deferred tax adjustment (Note 2)	52,761	91,705	(21,557)	51,410
Opening net book value - restated	832,445	850,595	2,243,401	1,881,012
Share of net results from investments - equity method	44,696	20,539	362,494	134,838
Dividend receipt (Note 6e)	(82,533)	(62,525)	(76,338)	-
Foreign currency translation adjustments	-	-	(78,247)	70,404
Closing net book value	794,608	808,609	2,451,310	2,086,254

6 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite (not yet commenced business operations)	The British Virgin Islands	USD
IPSTAR International Pte Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Singapore	SGD
Subsidiary of Shenington Investments Pte Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services.	Thailand	THB
Subsidiaries of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB
AD Venture Company Limited	Holding company - mobile contents	Thailand	THB

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

6 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows: (Continued)

Name	Business	Country	Currency
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of liquidation	Thailand	THB
Subsidiaries of AD Venture Company Limited			
Shineedotcom Company Limited	Mobile contents	Thailand	THB
- Hunsa Dot Com Company Limited	Banner advertising	Thailand	THB
- Sodamag Corp Company Limited	Banner advertising	Thailand	THB
Joint Venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 30 June 2006, Star Nucleus Company Limited and IPSTAR International Pte Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 30 June 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	(874.49)	794.61

	Consolidated - 31 December 2005 (Baht Million) - Restated				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	(836.65)	832.45

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows: (Continued)

	Company - 30 June 2006 (Baht Million)				
Subsidiaries	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Change in investment**	**At equity**
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(939.80)	7.49
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	2,145.95	2,415.83
Spacecode LLC	USD Million 4.29	70.00	118.65	12.31	130.96
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
Total			1,335.82	1,218.46	2,554.28

	Company - 31 December 2005 -Restated				
Subsidiaries	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Change in investment**	**At equity**
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	1,889.32	2,159.20
Spacecode LLC	USD Million 4.29	70.00	118.65	18.04	136.69
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
Total			388.53	1,907.36	2,295.89

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

6 Investments - equity method (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2006 were as follows:

Subsidiary

Shenington Investment Pte Limited

On 12 June 2006, the Annual General Meeting of Shenington investment Pte Limited passed a resolution to approve a final exempt (one-tier) dividend of 21.83 cents per share amounting to SGD 3,200,000 (approximately Baht 76 million).

Associate

CS Loxinfo Public Company Limited ("CSL")

On 4 April 2006, CSL acquired 28,050,000 common shares in AD Venture Company Limited ("ADV") equivalent to 51% of the share capital of ADV, at a total price of approximately Baht 18 million from Shin Corporation Public Company Limited ("Shin"). CSL made the payment on 5 April 2006. As a result, ADV changed its status to a subsidiary of CSL at the date of acquisition.

The book value of ADV's consolidated assets and liabilities acquired at the acquisition date can be summarised as follows:

	Baht'000
Book value of net assets	48,728
Investment portion	51%
Book value of net assets acquired	24,851

Negative goodwill recognised from the acquisition of these ordinary shares in ADV of Baht 7 million is recognised in the statement of income over the remaining weighted average useful life and future benefits of non-monetary assets of two years. Net assets from acquisition, as shown above, are stated at the net book value at the date of acquisition. CSL is in the process of appraising the fair value of the property and equipment. The net book value of other assets and liabilities approximates their fair value. The difference between net book value and net fair value will be adjusted through negative goodwill.

On 21 April 2006, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,354,300 ordinary shares, or equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date the warrants allocation was approved, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 21 April 2006. One-third of the allocated warrants may be exercised to purchase ordinary shares; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 22 May 2006, the Executive Committee of CSL passed a resolution to approve the issuance and offering of warrants on 31 May 2006. This was subsequently approved by the Securities and Exchange Commission on 29 May 2006.

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2006 were as follows (Continued):

Associate (Continued)

CS Loxinfo Public Company Limited ("CSL") (Continued)

In addition, the shareholders of CSL also passed a resolution to approve an increase in registered share capital from 639,569,774 ordinary shares at a par value of Baht 1 each to 649,020,074 ordinary shares at a par value of Baht 1 each by increasing 1,096,000 additional ordinary shares. These newly registered ordinary shares will be reserved for the exercising of the right under ESOP Grant I Grant II and Grant III (261,000 shares, 243,000 shares and 592,000 shares, respectively) in accordance with the exercise ratio adjustment. The remaining 8,354,300 newly registered ordinary shares will be reserved for the exercise of ESOP Grant IV. The increase in registered share capital was registered with the Ministry of Commerce.

On 21 April 2006, the annual ordinary shareholders' meeting of CSL passed a resolution to approve a dividend payment of Baht 0.33 per share totaling Baht 206.25 million (2005: Baht 156.25 million). CSL paid the dividend on 4 May 2006.

Joint Venture

Lao Telecommunications Company Limited

On 23 January 2006, at the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC"), a resolution was passed to approve a dividend payment of USD 6.0 million (approximately Baht 115 million) to shareholders with respect to the operations of LTC for 2005.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 30 June 2006 and 31 December 2005 and the consolidated income statements for the six-month periods ended 30 June 2006 and 2005.

	Consolidated	
	30 June 2006 Baht '000	31 December 2005 Baht '000
Balance sheets		
Current assets	196,083	267,498
Non-current assets	2,018,459	1,879,374
Current liabilities	(681,984)	(749,658)
Non-current liabilities	(53,170)	(54,798)
Net assets	1,479,388	1,342,416
Income statements for the six-month periods ended		
Total revenues	522,447	409,278
Net profit	258,201	122,869

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 17c).

Capital expenditure commitments

As at 30 June 2006, the Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 28 million (approximately Baht 1,056 million).

6 **Investments - equity method** (Continued)

f) Net liabilities in subsidiaries

	Company - 30 June 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.00	99.14	78.49	(181.46)	(102.97)

	Company - 31 December 2005 (Baht Million) - Restated				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.00	98.89	78.49	(123.37)	(44.88)
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(954.90)	(7.61)
Total			1,025.78	(1,078.27)	(52.49)

7 **Long-term loan to another company**

The long-term loan to another company is unsecured and bears fixed interest rate, however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and the recognition of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2006				
Opening net book value	8,241,775	19,311,883	59,474	1,477,523
Additions	2,982,821	5,038	6,290	8,951
Write-offs, net	(143)	-	-	-
Transfers, net	12,383	-	-	-
Depreciation / amortisation charges	(403,213)	(1,032,352)	(4,388)	(49,216)
Adjustment	(18,602)	-	-	-
Foreign currency translation adjustments	(193,909)	-	(3,088)	(12,562)
Closing net book value	10,621,112	18,284,569	58,288	1,424,696
As at 30 June 2006				
Cost	13,519,151	27,313,042	110,797	1,510,489
Less Accumulated depreciation / amortisation	(2,898,039)	(8,628,473)	(52,509)	(85,793)
Less Accumulated impairment loss	-	(400,000)	-	-
Net book value	10,621,112	18,284,569	58,288	1,424,696

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2006				
Opening net book value	3,925,106	19,311,883	9,007	1,282,415
Additions	2,433,216	5,038	6,290	8,951
Write-off, net	(5)	-	-	-
Transfer, net	13,217	-	-	-
Depreciation / amortisation charges	(184,897)	(1,032,352)	(213)	(43,273)
Adjustment	(18,602)	-	-	-
Closing net book value	6,168,035	18,284,569	15,084	1,248,093
As at 30 June 2006				
Cost	7,540,853	27,313,042	17,449	1,312,957
Less Accumulated depreciation / amortisation	(1,372,818)	(8,628,473)	(2,365)	(64,864)
Less Accumulated impairment loss	-	(400,000)	-	-
Net book value	6,168,035	18,284,569	15,084	1,248,093

Borrowing costs for the six-month period ended 30 June 2006 of Baht 47 million (for the six-month period ended 30 June 2005: Baht 311 million), arising from the financing specifically entered into for assets under construction were capitalised in assets under construction during the period.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

8 Capital expenditure and commitments (Continued)

On 28 May 2006, the Thaicom 5 satellite was launched by Arianespace in Koutou, French Guiana. On 12 July 2006 the Company accepted the In-Orbit Acceptance Test of the Thaicom 5 satellite from Alcatel Alenia Space, the satellite constructor. In addition, title to the satellite, satellite control station and other equipment was transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the build-transfer-operate concession agreement.

On 13 July 2006, the Company transferred all customers of the Thaicom 3 satellite to the Thaicom 5 satellite. Currently, the Thaicom 3 satellite is in the process of moving to the new position. The Company expects that the repositioning process of the Thaicom 3 satellite will be completed and the satellite will be able to start providing services in August 2006. The Company has tested for impairment of the Thaicom 3 satellite by estimating the recoverable amount from continuously operating the Thaicom 3 satellite in the new orbit position and applying the discount rate of 5 percent per annum in the discounted net future cash flow calculation. The result of the test was no impairment loss on the Thaicom 3 satellite. As at 30 June 2006, the Thaicom 3 satellite has a net book value of Baht 980 million and the end of the useful life is 31 December 2007.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,462 million (31 December 2005: Baht 2,504 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, 4 March 2028 (Note 17b).

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	30 June 2006 '000	31 December 2005 '000	30 June 2006 '000	31 December 2005 '000
IPSTAR Project	USD	2,570	3,468	2,570	3,468
	NOK	1,900	1,900	1,900	1,900
	AUD	903	-	-	-
Thaicom 5 Project	USD	-	59,408	-	59,408
Telephone network	USD	27,562	11,572	-	-
Total	USD	30,132	74,448	2,570	62,876
	NOK	1,900	1,900	1,900	1,900
	AUD	903	-	-	-
Total in Thai Baht	THB	1,192,454	3,076,975	110,224	2,600,492

9 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 20% - 30% (2005: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Company has tax loss carried forward to offset future tax income, which is recognised as a deferred tax assets amounting to Baht 474 million (31 December 2005: Nil).

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the income taxes levied by the same taxation authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the company balance sheets:

	Consolidated		Company	
	30 June 2006	31 December 2005 Restated	30 June 2006	31 December 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Deferred tax assets	456,560	242,716	431,237	242,716
Deferred tax liabilities	(82,875)	(74,318)	-	-
	373,685	168,398	431,237	242,716

The movement in deferred tax is as follows:

	Consolidated		Company	
For the six-month periods ended	30 June 2006	30 June 2005 Restated	30 June 2006	30 June 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Deferred tax				
Balance brought forward	168,398	2,694	242,716	42,989
Charged to statement of income (Note 13)	198,606	122,596	188,521	136,840
Charged to shareholders' equity	6,681	(2,877)	-	-
Balance carried forward	373,685	122,413	431,237	179,829

9 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities during the six-month period ended 30 June 2006, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million)							
	For the six-month period ended 30 June 2006							
Deferred tax assets	Loss carry forward	Allowance for doubtful accounts	Allowance for for obsolete inventory	Depreciation	Deposits	Interest expense	Others	Total
Balance brought forward	-	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,636	166,550	20,824	21,877	174	268,686
Balance brought forward - restated	-	18,625	40,636	166,550	20,824	21,877	174	268,686
Charged to statement of income	142,151	(10)	4,084	59,559	(2,950)	(6,421)	10,872	207,285
Charged to shareholders' equity	-	-	-	-	-	(1,564)	-	(1,564)
Balance carried forward	142,151	18,615	44,720	226,109	17,874	13,892	11,046	474,407

	Consolidated (Baht Million)			
	For the six-month period ended 30 June 2006			
Deferred tax liabilities	Deferred expenses	Amortization assets under concession	Depreciation/ Amortization	Total
Balance brought forward	-	-	-	-
Prior period adjustment	689	96,194	3,405	100,288
Balance brought forward - restated	689	96,194	3,405	100,288
Charged to statement of income	(22)	8,808	(107)	8,679
Charged to shareholders' equity	-	(8,245)	-	(8,245)
Balance carried forward	667	96,757	3,298	100,722

	Company (Baht Million)						
	For the six-month period ended 30 June 2006						
Deferred tax assets	Loss carry forward	Allowance for doubtful accounts	Allowance for for obsolete inventory	Depreciation	Deposits	Others	Total
Balance brought forward	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,635	166,552	20,824	174	246,810
Balance brought forward - restated	-	18,625	40,635	166,552	20,824	174	246,810
Charged to statement of income	142,151	-	1,667	45,793	(2,950)	1,731	188,392
Balance carried forward	142,151	18,625	42,302	212,345	17,874	1,905	435,202

9 **Deferred income tax** (Continued)

	Company (Baht Million)		
	For the six-month period ended 30 June 2006		
Deferred tax liabilities	**Deferred expenses**	**Depreciation/ Amortization**	**Total**
Balance brought forward	-	-	-
Prior period adjustment	689	3,405	4,094
Balance brought forward - restated	689	3,405	4,094
Charged to statement of income	(22)	(107)	(129)
Balance carried forward	667	3,298	3,965

10 **Borrowings**

	Consolidated		Company	
	30 June 2006 Baht '000	**31 December 2005 Baht '000**	**30 June 2006 Baht '000**	**31 December 2005 Baht '000**
Current				
Short-term loans from financial institutions	-	38,000	-	-
Current portion of long-term borrowings				
- Supplier credit - property and equipment	35,307	60,972	-	-
- Financial institutions	2,980,135	2,714,994	2,611,478	2,275,672
Total current portion of long-term borrowings	3,015,442	2,775,966	2,611,478	2,275,672
Non-current				
Long-term borrowings				
- Supplier credit - property and equipment	275,206	141,865	-	-
- Financial institutions	13,867,513	14,299,635	12,622,799	12,807,884
Total long term borrowings	14,142,719	14,441,500	12,622,799	12,807,884
Total borrowings	17,158,161	17,255,466	15,234,277	15,083,556

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	**Company Baht '000**
For the six-month period ended 30 June 2006		
Opening net book value	17,255,466	15,083,556
Proceeds from short-term borrowings	19,500	-
Repayments of short-term borrowings	(57,500)	-
Proceeds from long-term borrowings, net of financial expenses	2,274,831	2,231,257
Repayments of long-term borrowings	(1,267,642)	(956,173)
Increase from change in status from accounts payable property and equipment	143,183	-
Unrealised gain on exchange rate	(1,044,157)	(1,044,157)
Realised gain on exchange rate	(80,206)	(80,206)
Foreign currency translation adjustments	(85,314)	-
Closing net book value	17,158,161	15,234,277

10 Borrowings (Continued)

Credit facilities

As at 30 June 2006, available credit facilities from loans from local and overseas banks are Baht 1,566 million and USD 20 million (31 December 2005: Baht 1,555 million and USD 66 million).

Facility agreements in relation to the financing of the IPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises the following three agreements:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest is payable monthly. The monthly repayment of loan principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and for other loans from another group of commercial banks from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million for 8.75 years and USD 38.36 million for 8.58 years respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforementioned credit agreements with regard to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be due six-months after the In-Orbit Acceptance of the Thaicom 5 satellite.

11 Share capital and premium on share capital

	For the six-month period ended 30 June 2006			
	Number of shares '000 shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	1,090,758	5,453,789	4,295,365	9,749,154
Increase during the period	149	746	191	937
Closing balance	1,090,907	5,454,535	4,295,556	9,750,091

The Company's registered share capital as at 30 June 2006 comprised 1,132.1 million ordinary shares (31 December 2005: 1,121.3 million ordinary shares) of Baht 5 each (31 December 2005: Baht 5 each). 1,090.9 million ordinary shares are issued and fully paid-up (31 December 2005: 1,090.8 million ordinary shares).

11 Share capital and premium on share capital (Continued)

At the shareholders' Annual General Meeting on 24 April 2006 a resolution was passed to approve the issuance and allocation of warrants of 10,058,800 shares, or equivalent to 0.92% of the Company's total issued and paid-up share capital as at 31 December 2005, under an ESOP scheme (Grant V), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 11.87 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting on 24 April 2006. One-third of an individual's warrants can be exercised to purchase ordinary shares: one year for the first exercise, two years and three years for the second and third exercises respectively after the warrants are issued until they expire. On 30 May 2006, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant V) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2006.

In addition, the meeting also passed a resolution to approve an increase in the Company's registered share capital from 1,121,256,500 ordinary shares, at a par value of Baht 5 each to 1,132,082,300 oridnary shares, at a par value of Baht 5 each, by increasing 10,825,800 additional ordinary shares. These additional 10,058,800 shares are to be allocated to support warrants to be issued to its directors and employees under ESOP Grant V and 767,000 shares are to be allocated to support warrants from the change in exercise ratios under ESOP Grants I, II, III and IV. The Company registered the increase in the registered share capital with the Ministry of Commerce on 15 May 2006.

In this quarter, the Company received cash proceeds from the issuance of 149,276 ordinary shares at a price of Baht 6.279 per share; being the par value of the ordinary shares and share premium of Baht 746,380 and Baht 190,924, respectively. This issuance of the ordinary shares was the exercise of 73,000 ESOP units. On 2 June 2006, the Company registered an increase in these issued and paid-up share capital with the Ministry of Commerce. These shares have been registered on the Stock Exchange of Thailand on 6 June 2006.

During this quarter, the Company has received advanced receipts from share subscription amounting to Baht 1 million from exercise of the ESOP of 79,300 units (162,160 shares). The Company has not yet registered share capital with the Ministry of Commerce, then those was presented as advanced receipts from share subscription under shareholders' equity in balance sheet.

As at 30 June 2006, the Company has five ESOP schemes for directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	% *	Exercise price (Baht/share)	Exercise period	
						First	Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	1.83	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	1.01	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	0.67	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	0.86	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.06	1 : 1.00000	0.92	11.87	31 May 2007	31 May 2011

* Percentage of total issued and paid-up share capital (before diluted shares) on issuance date.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

11 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the six-month period ended 30 June 2006 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Closing balance
ESOP - Grant I				
Directors	2,559	-	-	2,559
Employees	3,369	-	-	3,369
Total	5,928	-	-	5,928
ESOP - Grant II				
Directors	1,967	-	-	1,967
Employees	666	-	(152)	514
Total	2,633	-	(152)	2,481
ESOP - Grant III				
Directors	1,754	-	-	1,754
Employees	4,140	-	-	4,140
Total	5,894	-	-	5,894
ESOP - Grant IV				
Directors	2,967	-	-	2,967
Employees	4,595	-	-	4,595
Total	7,562	-	-	7,562
ESOP - Grant V				
Directors	2,000	-	-	2,000
Employees	8,059	-	-	8,059
Total	10,059	-	-	10,059
Grand Total	32,076	-	(152)	31,924

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

12 Cash flows from operating activities

Reconciliation of net profit (loss) to cash flows from operating activities for the six-month periods ended 30 June 2006 and 2005:

	Notes	Consolidated 30 June 2006 Baht '000	Consolidated 30 June 2005 Restated Baht '000	Company 30 June 2006 Baht '000	Company 30 June 2005 Restated Baht '000
Net profit (loss) for the period		(92,182)	893,650	(92,182)	893,650
Adjustments for:					
Allowance for doubtful accounts		-	62,881	-	46,718
Reversal of allowance for doubtful accounts		(28,881)	-	(26,122)	-
Allowance for withholding tax		1,749	-	1,749	-
Write-off of withholding tax		-	1,480	-	1,480
Allowance for obsolete inventory		6,090	25,396	5,557	25,386
Depreciation of property and equipment	8	403,213	302,168	184,897	109,906
Amortisation of property and equipment under concession agreements	8	1,032,352	353,138	1,032,352	353,138
Impairment of property and equipment under concession agreements	8	-	400,000	-	400,000
Amortisation of deferred charges	8	4,388	10,661	213	6,410
Amortisation of intangible assets	8	49,216	2,191	43,273	1,471
Amortisation of borrowing cost		78,433	-	78,433	-
Write-off of property and equipment	8	143	8,260	5	74
Write-off of deferred charge	8	-	509	-	509
Gain on sales of property and equipment		(2,171)	(109)	(2,171)	(93)
Deferred tax		(198,606)	(122,597)	(188,521)	(136,841)
Unrealised gain on exchange rate		(194,169)	(70,446)	(220,152)	(68,381)
Realised loss (gain) on exchange rate	10	(80,206)	34,473	(80,206)	34,468
Minority interests		1,570	2,655	-	-
Share of net results from investments - equity method	6 b	(44,696)	(20,539)	(362,494)	(134,838)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		116,643	(331,495)	93,307	(332,998)
- amounts due from related parties		(23,011)	9,511	(2,641)	(8,552)
- inventories		122,838	(131,027)	103,607	(117,618)
- prepaid insurance		87,301	-	85,539	-
- other current assets		68,353	(1,047,370)	1,648	(1,032,397)
- other non-current assets		(78,563)	(5,955)	(79,144)	(6,162)
- trade accounts payable		(41,174)	245,953	(84,217)	144,430
- amounts due to related parties		1,110	4,560	1,143	3,375
- advance receipts from customers		227,756	14,090	249,517	3,830
- accrued concession fee		202,835	(50,762)	171,735	(22,274)
- accrued expenses		487	(20,700)	14,020	(23,429)
- accrued income tax		13,091	273,244	-	290,104
- other current liabilities		18,089	18,711	(3,272)	2,529
- other non-current liabilities		(9,282)	22,516	(10,402)	22,909
Cash generated from operating activities		1,642,716	885,047	915,471	456,804

13 Income tax expense

For the three-month period ended	Consolidated 30 June 2006 Baht '000	Consolidated 30 June 2005 Baht '000	Company 30 June 2006 Baht '000	Company 30 June 2005 Baht '000
Current tax	32,114	406,677	-	372,934
Deferred tax	(119,919)	(131,889)	(102,886)	(139,375)
	(87,805)	274,788	(102,886)	233,559

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate are as follows:

For the three-month period ended	Consolidated 30 June 2006 Baht '000	Consolidated 30 June 2005 Baht '000	Company 30 June 2006 Baht '000	Company 30 June 2005 Baht '000
Profit (loss) before tax	(121,539)	981,314	(136,866)	938,618
Tax rate	25%	30%	25%	30%
The result of the accounting profit (loss) multiplied by the income tax rate	(30,385)	295,238	(34,217)	282,004
Share of net results from investments - equity method	(5,912)	742	(54,564)	(12,553)
Effect of discounted tax rates to the deferred tax	(12,848)	-	(12,848)	-
Effect of the different basis of income tax calculation or tax rates in other countries	(20,385)	(8,062)	-	-
Tax losses not recognised as deferred tax asset	9,630	9,305	-	-
Use of tax losses not recognised as deferred tax asset in the prior period	(2,425)	-	-	-
Tax exempted income under business promotion by the Board of investment	-	(9,889)	-	(9,889)
Effect of the income recognised in the different periods for accounting and tax purposes	(3,280)	9,398	(9,314)	(4,719)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	(22,200)	(21,944)	8,057	(21,284)
Tax charge	(87,805)	274,788	(102,886)	233,559

13 Income tax expense (Continued)

For the six-month period ended	Consolidated 30 June 2006 Baht '000	Consolidated 30 June 2005 Baht '000	Company 30 June 2006 Baht '000	Company 30 June 2005 Baht '000
Current tax	72,502	458,993	-	406,534
Deferred tax	(198,606)	(122,596)	(188,521)	(136,840)
	(126,104)	336,397	(188,521)	269,694

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate are as follows:

For the six-month period ended	Consolidated 30 June 2006 Baht '000	Consolidated 30 June 2005 Baht '000	Company 30 June 2006 Baht '000	Company 30 June 2005 Baht '000
Profit (loss) before tax	(216,716)	1,232,702	(280,704)	1,163,344
Tax rate	25%	29%	25%	29%
The result of the accounting profit multiplied by the income tax rate	(54,179)	363,082	(70,176)	342,653
Share of net results from investments - equity method	(13,321)	(2,280)	(90,624)	(39,716)
Effect of discounted tax rates to the deferred tax	(23,749)	-	(23,749)	-
Effect of the different basis of income tax calculation or tax rates in other countries	(17,154)	(12,399)	-	-
Tax losses not recognised as deferred tax asset	24,945	12,798	-	-
Use of tax losses not recognised as deferred tax asset in the prior period	(2,425)	-	-	-
Tax exempted income under business promotion by the Board of Investment	-	(14,629)	-	(14,629)
Effect of the income recognised in different periods for accounting and tax purposes	(18,088)	4,564	(7,372)	(5,731)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	(22,133)	(14,739)	3,400	(12,883)
Tax charge	(126,104)	336,397	(188,521)	269,694

As a listed company, the Company has been granted a discounted tax rate of 25% on the taxable income not exceeding Baht 300 million for five fiscal years from 2002 to 2006. The taxable income in excess of Baht 300 million is subject to the 30% tax rate.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

14 Financial instruments

Derivative financial instruments	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Foreign currency forward contracts				
Assets	9,950	241,090	9,950	241,090
Liabilities	(702,119)	(119,585)	(702,119)	(119,585)

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Foreign currency forward contracts	(661,147)	157,315	(661,147)	157,315
Foreign currency option contracts	661,136	(157,184)	661,136	(157,184)

The net fair values of foreign currency forward contracts and foreign currency option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

15 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.33% (31 December 2005 : 41.34%) of the Company's shares. Temasek is the ultimate parent company of the Group. Transactions with Shin and companies within the Shin and Temasek group, such as subsidiaries, associates, joint ventures, key management personnel and Temasek and other companies over which Shin and the Company have significant influence directly or indirectly are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

On 23 January 2006, the Shinawatra family, the principal shareholders of the Group, sold all shares of Shin Corporation Public Company Limited ("Shin"), representing 41.34% of the paid-up share capital, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), incorporated in Thailand, part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be related parties of the Group from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Transactions with entities within the group of Cedar Holdings Limited ("Cedar"), Aspen Holdings Limited group ("Aspen"), and Temasek Holdings (Pte) Ltd. ("Temasek") are recognised as related party transactions of the Company.

The Company was informed by Shin that Cedar and Aspen obtained a waiver with respect to making the tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. Gor Jor. 53/2545 for all shares of the Company. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of the Company and that these shares do not constitute a substantial portion of the assets of Shin.

SHIN SATELLITE

15 Related party transactions (Continued)

The Group had significant related party transactions as follows:

a) Revenues

	Consolidated		Company	
For the three-month periods ended	**30 June 2006 Baht '000**	**30 June 2005 Baht '000**	**30 June 2006 Baht '000**	**30 June 2005 Baht '000**
Sales and service income				
Subsidiaries	-	-	73,923	16,282
Associates	5,885	18,655	5,650	18,333
Joint venture	3,072	3,389	6,022	6,645
Related parties under common control	30,904	31,068	26,759	25,521
Other income				
Subsidiaries	-	-	25,686	4,974
Related parties under common control	137	-	-	-
Total revenue	39,998	53,112	138,040	71,755

	Consolidated		Company	
For the six-month periods ended	**30 June 2006 Baht '000**	**30 June 2005 Baht '000**	**30 June 2006 Baht '000**	**30 June 2005 Baht '000**
Sales and service income				
Subsidiaries	-	-	101,089	31,157
Associates	14,938	29,606	14,475	28,909
Joint venture	6,978	6,935	13,682	13,597
Related parties under common control	59,767	59,608	53,301	50,125
Other income				
Subsidiaries	-	-	31,212	9,808
Associates	1	-	1	-
Related parties under common control	487	-	209	-
Total revenue	82,171	96,149	213,969	133,596

15 Related party transactions (Continued)

b) Expenses

For the three-month periods ended	Consolidated 30 June 2006 Baht '000	Consolidated 30 June 2005 Baht '000	Company 30 June 2006 Baht '000	Company 30 June 2005 Baht '000
Purchases of goods and services				
Subsidiaries	-	-	4,728	13,454
Associates	6,989	4,894	6,164	4534
Related parties under common control	10	2,063	10	2,024
Other related party	5,283	-	5,283	-
Selling and administrative expenses				
Parent company	10,142	11,700	9,931	11,449
Subsidiaries	-	-	284	95
Associates	563	275	526	235
Joint venture	-	60	-	118
Related parties under common control	1,592	2,554	1,592	2,200
Payments for work in progress				
Other related party	-	12,637	-	12,637
Total expenses	24,579	34,183	28,518	46,746

For the six-month periods ended	Consolidated 30 June 2006 Baht '000	Consolidated 30 June 2005 Baht '000	Company 30 June 2006 Baht '000	Company 30 June 2005 Baht '000
Purchases of goods and services				
Subsidiaries	-	-	14,902	18,923
Associates	14,041	10,330	12,073	9,375
Related parties under common control	10	4,143	10	4,074
Other related party	9,385	-	9,385	-
Selling and administrative expenses				
Parent company	21,179	22,062	20,616	21,170
Subsidiaries	-	-	387	95
Associates	910	509	836	432
Joint venture	-	60	-	118
Related parties under common control	4,511	5,391	4,511	5,037
Payments for work in progress				
Other related party	-	23,703	-	22,703
Total expenses	50,036	66,198	62,720	81,927

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

15 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	136,911	58,682
Associates	23,078	58,859	22,844	58,622
Joint venture	4,165	14,169	8,166	27,782
Related parties under common control	2,627	3,571	786	-
Total trade accounts receivable - related parties	29,870	76,599	168,707	145,086
Accrued income - related parties				
Subsidiaries	-	-	3,506	4,820
Associates	9,573	1,944	9,560	1,944
Related parties under common control	8,772	9,851	8,728	9,099
Total accrued income - related parties	18,345	11,795	21,794	15,863
Total trade accounts receivable and accrued income - related parties	48,215	88,394	190,501	160,949
Amounts due from related parties				
Subsidiaries	-	-	17,848	15,205
Associates	1	4	1	4
Joint venture	23,189	439	115	113
Related parties under common control	412	148	-	1
Total amounts due from related parties	23,602	591	17,964	15,323
Dividend receivable from subsidiary				
Subsidiary	-	-	22,904	-
Other current assets - related parties				
Subsidiaries	-	-	8,559	5,456
Associates	-	2	-	-
Related parties under common control	52	1,375	52	1,375
Other related party	4,558	-	-	-
Total other current assets - related parties	4,610	1,377	8,611	6,831

15 Related party transactions (Continued)

c) **Outstanding balance arising from sales/purchases of goods/services and expenses** (Continued)

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Trade accounts payable - related parties				
Subsidiaries	-	-	28,782	17,094
Associates	30,461	30,315	28,493	28,770
Related parties under common control	881	129	881	22
Total trade accounts payable - related parties	31,342	30,444	58,156	45,886
Accounts payable - property and equipment				
Other related parties	-	3,746	-	3,746
Amounts due to related parties				
Parent company	13,416	6,964	13,277	6,798
Subsidiaries	-	-	67	44
Associates	382	8,544	259	8,350
Related parties under common control	719	1,586	632	1,586
Other related party	3,686	-	3,686	-
Total amounts due to related parties	18,203	17,094	17,921	16,778
Advance receivable from customers - related parties				
Subsidiaries	-	-	19,046	-
Joint venture	-	7	-	13
Related parties under common control	465	-	-	-
Total advance receivable from customers-related parties	465	7	19,046	13
Accrued expenses - related parties				
Associates	-	253	-	253
Related parties under common control	172	5,080	172	185
Total accrued expenses - related parties	172	5,333	172	438
Other non current liabilities - related parties				
Joint venture	27	27	54	54

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

15 **Related party transactions** (Continued)

d) **Short-term loans and advance to related parties**

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Short-term loans and advance to related parties				
Subsidiary	-	-	9,861	2,839
Associate	19	19	19	19
Total short-term loans and advance to related parties	19	19	9,880	2,858

As at 30 June 2006, advance to an associated company bears no interest and has no fixed term of repayment. The short-term loans to subsidiary as at 30 June 2006 bear interest at rates between 6.39% - 6.49% per annum and are repayable at call (As at 31 December 2005: 5.10% per annum and were repayable at call).

The movements of short-term loans and advance to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2006		
Opening balance	19	2,858
Loans and advance during the period	-	7,379
Unrealised loss on exchange rate	-	(357)
Closing balance	19	9,880

e) **Long-term loan to a related party**

	Consolidated		Company	
	30 June 2006 Baht '000	31 December 2005 Baht '000	30 June 2006 Baht '000	31 December 2005 Baht '000
Long-term loan to a related party				
Subsidiary	-	-	127,961	128,326
Total long-term loan to a related party	-	-	127,961	128,326

The long-term loan to a subsidiary bears interest at rates between 6.27% - 6.49% per annum (2005: 3.58% - 4.42% per annum) and is repayable within three months, although the Company committed not to call within one year.

The movements of long-term loan to a related party can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2006		
Opening balance	-	128,326
Loans and advance during the period	-	8,642
Unrealised loss on exchange rate	-	(9,007)
Closing balance	-	127,961

SHIN SATELLITE

15 Related party transactions (Continued)

f) Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), a parent company, issued warrants, which are in registered form and non-transferable, to directors who are management of the Company. The term of the warrants is not exceeding five years and there is no offering price, as detailed below:

	Issued date	Issued (units)	Exercise ratio (unit : share)	%*	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.02671	0.63	17.337	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.02671	0.41	13.314	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.02671	0.30	35.463	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.01326	0.54	41.214	31 May 2006	30 May 2010

* Percentage of total issued and paid-up share capital (before diluted share) on issuance date.

g) Directors' remuneration

For the six-month period ended 30 June 2006, directors' remuneration of the Group was Baht 3.05 million (for the six-month period ended 30 June 2005: Baht 3.19 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

h) Commitments with related parties

The commitments with related parties are discussed in Note 17 d.

16 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	30 June 2006 '000	31 December 2005 '000	30 June 2006 '000	31 December 2005 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	48,000	48,000	48,000	48,000
IPSTAR equipment sales	THB	46,898	15,429	46,898	15,429
Satellite space leasing by	USD	284	374	284	374
customers	THB	412,000	12,000	412,000	12,000
IPSTAR Gateway	USD	1,107	1,105	1,107	1,105
Standby letters of credit	USD	43,000	33,000	43,000	33,000
Others	THB	2,855	2,855	2,845	2,845
	AUD	29	29	-	-

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

16 **Contingencies** (Continued)

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 30 June 2003) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company deposited the income tax and penalty for the assessment years 1998/99 to 2003/04 as at 30 June 2006 totaling Rupees 263 million (approximately Baht 206 million). In the first quarter of 2006, the Company deposited an additional sum of Rupees 15 million (approximately Baht 12 million) as penalty for the assessment year 2000/01 and Rupees 65 million (approximately Baht 51 million) as income tax for the assessment year 2003/04. The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company did not recognise such liabilities in its interim financial statement and presented all amounts paid as other non-current assets in the balance sheet. If, according to the final judge, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

The details of assessment for income tax can be summarised as follows:

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and the ITAT postponed the hearing to October 2006. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 56 million) with the Tax Authority. Currently, the Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's income liabilities in India.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 290 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority and the Company has appealed the CIT(A)'s decision with the ITAT.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority had refunded an amount of Rupee 56 million (approximately Baht 49 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.6 million) in respect of the withholding tax paid by the Indian resident customers during this assessment year. The Tax Authority of India has agreed to give credit for this amount, which will be adjusted against the Company's income liabilities in India.

On 16 March 2005, the Revenue Department of India raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 95 million). The Company had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already field an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the the Revenue Department of India and the Company has filed an appeal against CIT(A)'s decision with ITAT.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

16 **Contingencies** (Continued)

b) Assessment for income tax in India (Continued)

- Tax assessment for the assessment year 2003/04

The Tax Authority of India refunded an amount of Rupees 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during this assessment years.

On 31 January 2006, the Tax Authority of India has raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 95 million), excluding penalty. The Company already deposited some of the income tax for this assessment year in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 16 million). In the first quarter of 2006, the Company filed an appeal against the assessment with CIT (A) and deposited some of the tax in the amount of Rupees 65 million (approximately Baht 51 million).

c) Other

The Group had contingencies in relation to claim under terms of contract of approximately USD 0.17 million (approximately Baht 7 million). The Group did not recognise this provision in these interim financial statements because the Group determined that the result of the negotiations would not have a significant impact on the Group.

17 **Commitments**

a) Concession agreement

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) Asset transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 8).

17 **Commitments** (Continued)

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year (in 2021), the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 6e). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 June 2006, LTC has remaining additional investment approximately USD 214 million.

d) Commitments with related parties

As at 30 June 2006, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2005: Baht 807 million) (Note 15h). In addition, the Company had issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") (formerly "The Communications Authority of Thailand"), which allow CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years from 9 August 1994 to 8 August 2016 and to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 17 April 1997 to 16 April 2007.

Under these concession agreements, the ownership of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

CSL and CSL's subsidiary (Loxley Information Services Company Limited ("Loxserv")) received a one-year Type I license from National Telecommunications Commission ("NTC") for internet access services for the periods from 8 September 2005 to 7 September 2006 and 29 June 2006 to 28 June 2007, respectively. According to the conditions as specified by NTC, if the authorised licensee is not significantly in violation of the conditions as specified in the license, NTC will renew the license in the normal course of process.

Certain equipment that Loxserv has been using is equipment under the concession contract with CAT Telecom Public Company Limited ("CAT"). The contract expired on 31 March 2006. However, under the terms of the contract, Loxserv is able to use the equipment for a period of 90 days after the expiry date. On 31 March 2006 CSL submitted a proposal for Loxserv to acquire all related equipment under the concession contract from CAT of Baht 14 million and a proposal for CSL to acquire 480,000 ordinary shares of Loxserv from CAT and its employees at the value of Baht 12.90 per share, representing 1.85% of share capital at the total price of Baht 6 million. Subsequently, on 31 May 2006, the Board of Directors of CAT passed a resolution to approve the sales of the equipment under the concession contract and the ordinary shares in accordance with the proposal of CSL. Currently, CSL and Loxserv are in the legal process of the acquisition of the said equipment and the ordinary shares.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

17 Commitments (Continued)

f) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of not exceeding Euro 6.5 million for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services. However, LTC has not yet recognised the assets of Phase VI and the related portion of the loan in these interim financial statements because the project has not yet commenced.

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value of iPSTAR's shares is higher than USD 1, therefore, the Company does not recognise this obligation as its liabilities in these interim financial statements. As of 30 June 2006, the remaining share option was 1.73 million shares.

18 Subsequent events

a) Acquisition of additional ordinary shares of AD Venture Company Limited

On 18 July 2006, CS Loxinfo Public Company Limited ("CSL") acquired additional 5 million ordinary shares in AD Venture Company Limited ("ADV"), equivalent to 9.09% of the share capital of ADV, at a total price of approximately Baht 3.2 million from Mitsubishi Corporation and Mitsubishi Company (Thailand), Limited. After this acquisition, the Company will hold 60.09% of the share capital of ADV.

b) Interim dividend of CSL

At the Board of Directors meeting of CS Loxinfo Public Company Limited ("CSL") on 9 August 2006, passes a resolution to approve an interim dividend payment of Baht 0.60 per share totaling Baht 375 million.

SHIN SATELLITE